UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            THE X-CHANGE CORPORATION
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                    98371P109
                                 (CUSIP Number)


                                Annabel M. Jones
                  Assistant General Counsel - Corporate Affairs
                            Samson Investment Company
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 With a copy to:

                                 R. Scott Cohen
                           Weil, Gotshal & Manges LLP
                          200 Crescent Court, Suite 300
                                Dallas, TX 75201


                                December 4, 2007
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------             ---------------------------------
CUSIP No. 98371P109                    13D                    Page 2
----------------------------------             ---------------------------------

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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       Samson Investment Company
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                (b) [X]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada
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                              7     SOLE VOTING POWER
     NUMBER OF                      5,812,500(1)
      SHARES                  --------------------------------------------------
   BENEFICIALLY               8     SHARED VOTING POWER
     OWNED BY                          -0-
       EACH                   --------------------------------------------------
     REPORTING                9     SOLE DISPOSITIVE POWER
      PERSON                        5,812,500
       WITH                   --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,812,500

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
       EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       15.5%(2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

--------

(1) Includes (a) 3,875,000 shares of common stock of The X-Change Corporation into which Samson Investment Company has the right to convert a Convertible Note, dated December 4, 2007, in the principal amount of $775,000, excluding interest convertible into common stock, and (b) a Warrant, dated December 4, 2007, to purchase 1,937,500 shares of common stock of The X-Change Corporation.

(2) Based on 31,589,501 shares of The X-Change Corporation common stock outstanding as of November 12, 2007, as reported in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2007.

ITEM 1.     SECURITY AND ISSUER

      The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of The X-Change Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 710 Century Parkway, Allen, Texas 75013.

ITEM 2.     IDENTITY AND BACKGROUND

      (a) - (c) This Statement is being filed by Samson Investment Company, a Nevada corporation ("Samson"), with its principal place of business and principal office located at Two West Second Street, Tulsa, Oklahoma 74103. Samson is a holding company which, among other things, engages in the exploration and development of oil and gas through its subsidiaries. Stacy Schusterman, as trustee of various family trusts, holds voting and investment power over 100% of the issued and outstanding capital stock of Samson.

      The name, business address and present principal occupation or employment of each executive officer and director of Samson are set forth on Schedule A hereto and incorporated herein by reference.

      (d) During the last five years, neither Samson nor, to the knowledge of Samson, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither Samson nor, to the knowledge of Samson, any person named on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The citizenship of each executive officer and director of Samson is set forth on Schedule A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On December 4, 2007, pursuant to a Securities Purchase Agreement, dated December 4, 2007, among the Issuer, Samson and certain other purchasers (the "Securities Purchase Agreement"), Samson acquired from the Issuer a Senior Secured Convertible Term Note in the original principal amount of $775,000 (the "Convertible Note") and (ii) a warrant to purchase 1,937,500 shares of Common Stock (the "Warrant"). A more detailed description of the Securities Purchase Agreement, the Convertible Note, the Warrant and related agreements are set forth in Item 6 below.

      The funds used to purchase the Convertible Note and Warrant were obtained from Samson's working capital.

ITEM 4.     PURPOSE OF TRANSACTION

      The Convertible Note and Warrant were acquired for investment purposes. Consistent with such purpose, Samson has had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer's operations, prospects, business and financial strategies and other matters as Samson deems relevant to its investment in the Convertible Note, Warrant and any other securities of the Company. Samson has the obligation, upon satisfaction of certain conditions under the Securities Purchase Agreement, to purchase from the Issuer an additional (i) convertible note in the original principal amount of $775,000 and (ii) warrant to purchase 1,937,500 shares of Common Stock.

      Pursuant to the terms of the Securities Purchase Agreement, Samson and the other parties named therein (i) are permitted to send one non-voting observer to the meetings of the Issuer's Board of Directors and (ii) have the preemptive right to purchase such number of shares of capital stock of the Issuer to maintain their respective fully diluted percentage ownership in the Issuer in the event the Issuer proposes to issue shares of its capital stock. In addition, the terms of the Securities Purchase Agreement require that the bylaws of the Issuer will be amended to provide that the provisions of Sections 78.378 -
78.3793 of the Nevada Revised Statutes will not apply to the Issuer.

      Samson will continue to evaluate its investment position in the Issuer and may, depending on the Issuer's performance and market and other conditions, increase or decrease its investment position in the Convertible Note, Warrant and other securities of the Issuer. Samson reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals regarding the Issuer or any of its securities.

      Except as referenced above, neither Samson nor, to the knowledge of Samson, any of the persons named on Schedule A hereto has any plans or proposals that would relate to or result in any of the matters referenced in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

      (a) As of the close of business on December 4, 2007, Samson may be deemed to beneficially own an aggregate of 5,812,500 shares of Common Stock, representing 15.5% of the outstanding shares of Common Stock (based on 31,589,501 shares of Common Stock outstanding as of November 12, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2007).

      (b) Samson has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Convertible Note, Warrant and the shares of Common Stock issued or issuable upon conversion of the Convertible Note and upon exercise of the Warrant.

      (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Common Stock by Samson during the sixty (60) day period prior to the date hereof.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Purchase of Notes and Warrants.
      -------------------------------

      Pursuant to the terms of the Securities Purchase Agreement (the form of which is attached hereto as Exhibit A and is incorporated herein by reference in response to this Item 6), on December 4, 2007, Samson purchased from the Issuer
(i) the Convertible Note (the form of which is attached hereto as Exhibit B and is incorporated herein by reference in response to this Item 6) in the original principal amount of $775,000 and (ii) the Warrant (a form of which is attached hereto as Exhibit C and is incorporated herein by reference in response to this
Item 6) to purchase up to 1,937,500 shares of Common Stock. In addition, pursuant to the terms of the Securities Purchase Agreement, Samson agreed, upon satisfaction of certain conditions thereunder, to purchase from the Issuer an additional (i) convertible note in the original principal amount of $775,000 and
(ii) warrant to purchase 1,937,500 shares of Common Stock, each containing substantially similar terms as the Convertible Note and the Warrant.

      Under the Convertible Note, interest is payable quarterly, at the option of the Issuer, in cash or by increase in the principal amount of the Convertible Note, at a rate equal to eight percent (8%) per annum from the date of issuance. The maturity date of the Convertible Note is December 4, 2012. The Convertible
Note is initially convertible into Common Stock at a conversion price of $0.20 per share of Common Stock, subject to certain anti-dilution adjustments. The Convertible Note may be converted into Common Stock at any time prior to maturity, in whole or in part, at the election of Samson, and is automatically converted into Common Stock upon the occurrence of certain events. Samson has the right to require that the Issuer redeem the Convertible Note following an event of default under the Convertible Note or if there is a change of control of the Issuer, in each case at a premium over the principal amount of the Convertible Note.

      The Warrant is initially exercisable for 1,937,500 shares of Common Stock at an exercise price of $0.50 per share, subject to certain anti-dilution adjustments. The Warrant is exercisable at the option of Samson at any time prior to December 4, 2012.

      Guaranty and Security Agreement.
      --------------------------------

      The Issuer's obligations under the Convertible Note are fully and unconditionally guaranteed by AirGATE Technologies, Inc. ("AirGATE"), a subsidiary of the Issuer, under the terms of a Guaranty Agreement dated December 4, 2007, executed by AirGate in favor of Samson, as collateral agent (in the form attached hereto as Exhibit D and incorporated herein by reference in response to this Item 6).

      The Issuer's obligations under the Convertible Note are additionally secured by liens and security interests in all of the assets of AirGATE under the terms of a Security Agreement, dated December 4, 2007, among AirGATE, Samson, as collateral agent, and the purchasers under the Securities Purchase Agreement, in the form attached hereto as Exhibit E and incorporated herein by reference in response to this Item 6.

      Registration Rights Agreement.
      ------------------------------

      The Issuer entered into a Registration Rights Agreement, dated December 4, 2007 (the "Registration Rights Agreement", in the form attached hereto as Exhibit F and incorporated herein by reference in response to this Item 6) for the benefit of Samson and each of the other purchasers under the Securities Purchase Agreement (each a "Requesting Party"). Pursuant to the terms of the Registration Rights Agreement, if the Issuer receives, at any time after June 1, 2008, a request from a Requesting Party to effect a registration statement, the Issuer is required to file within 60 days after such request, a registration statement covering the shares of Common Stock issued or issuable upon conversion of the Convertible Notes or exercise of the Warrants, to ensure that the registration statement enters into effect within 180 days thereafter, and to maintain the effectiveness of the registration. Samson and the other Requesting Parties have the right to require that the Issuer file up to four registrations, subject to certain requirements. In addition, the Requesting Parties are entitled to piggyback registration rights with respect to the shares of Common Stock issued or issuable upon conversion of the Convertible Notes or upon the exercise of the Warrant such that these shares may be registered with any other shares of Common Stock registered by the Issuer. In the event that the Issuer fails to fulfill its obligation to file or effect a registration statement pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to pay Samson and the other Requesting Parties liquidated damages in the amount of $1,000 per day until such failure has been cured. Such liquidated damages, in the aggregate, shall not exceed $150,000.

      Other than the Securities Purchase Agreement, the Securities Agreement, the Guaranty Agreement, the Registration Rights Agreement and any other agreements executed in connection therewith, neither Samson, nor to the knowledge of Samson, has any of the persons named on Schedule A hereto executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      The Exhibit Index is incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2007
                                    SAMSON INVESTMENT COMPANY



                                    By:     /s/  Michael Daniel
                                          ------------------------------------
                                          Name:   Michael Daniel
                                          Title:  Vice President-General Counsel

                                   SCHEDULE A
                                   ----------


      Set forth below is a list of the executive officers and directors of Samson, setting forth the present principal occupation or employment of each such person. The present business address of each such person is Two West Second Street, Tulsa, Oklahoma 74103. Each of such persons is a United States citizen.


NAME                PRESENT PRINCIPAL OCCUPATION
--------            ------------------------------------------------------------

Executive Officers: Stacy Schusterman, Chief Executive Officer
                    C. Philip Tholen, Executive Vice President
                    Dennis R. Neill, Senior Vice President-Technology and
                      Administrative Services
                    David Bradford, Senior Vice President-Business Development Drew S. Phillips, Vice President-Tax Accounting
                    Ron Gober, Vice President-Production Marketing
                    Craig Loseke, Vice President-Financial Accounting and
                      Operation Reporting
                    Darrell Mayfield, Vice President-Human Resources
                    Michael Daniel, Vice President-General Counsel
                    Annabel M. Jones, Secretary
                    Jeremy Rabinowitz, Treasurer
                    John Snively, Vice President-Operational Accounting Darrell Mayfield, Vice President-Human Resources



Directors:          Stacy Schusterman, Chairman
                    C. Philip Tholen
                    Sam D. Parker
                    David Adams

EXHIBIT INDEX
-------------

      A. Securities Purchase Agreement, dated December 4, 2007, by and among the Issuer, Samson and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K filed on December 10, 2007).

      B. Form of Senior Secured Convertible Term Note--Tranche A, dated December 4, 2007, issued by the Issuer to Samson (incorporated by reference to Exhibit 4.2 to the Issuer's Form 8-K filed on December 10, 2007).

      C. Form of Tranche A Warrant, dated December 4, 2007, issued by the Issuer to Samson (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on December 10, 2007).

      D. Guaranty Agreement, dated December 4, 2007, by and among the Issuer and Samson, as the collateral agent (incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K filed on December 10, 2007).

      E. Security Agreement, dated December 4, 2007, by and among the Issuer, Samson and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed on December 10, 2007).

      F. Registration Rights Agreement, dated December 4, 2007, by and among the Issuer, Samson and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on December 10, 2007).